FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Sidhu, Jeet	2. Date of Event Requiring Statement (Month/Day/Year) February 3, 2003	4. Issuer Name and Ticker or Trading Symbol Zeta Corporation (ZETA)	6. If Amendment, Date of Original (Month/Day/Year)
(Last) (First) (Middle) Suite 216 – 1628 West 1st Avenue
(Street) Vancouver, British Columbia, V6J 1G1	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director _ 10% Owner __ Officer _ Other Officer/Other Description ___________	7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
(City) (State) (Zip)

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		3. Title and Amount of of Underlying Security (Instr. 4)		4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration date	Title	Amount or Number of Shares
Stock Options (1)			Common Stock	750,000		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) On December 18, 2002, 750,000 Stock Options were established for Mr. Jeet Sidhu, with terms and conditions, such as exercise price, expiration date and vesting period being defined in a separate Incentive Stock Option Agreement. Once agreed upon, these terms will be disclosed.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Jeet Sidhu February 3, 2003 ___________________________ ______________________ ** Signature of Reporting Person Date Page 2 SEC 1473 (3-99)